August 20, 2024

Michael Duffy
Senior Vice President, Chief Accounting and Risk Officer
Hilton Worldwide Holdings Inc.
7930 Jones Branch Drive, Suite 1100
McLean, VA 22102

       Re: Hilton Worldwide Holdings Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           Response dated June 18, 2024
           File No. 001-36243
Dear Michael Duffy:

       We have reviewed your June 18, 2024 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 11, 2024 letter.

Form 10-K for the Fiscal Year Ended December 31, 2023
Management's Discussion and Analysis of Financial Condition and Results of Operations
EBITDA and Adjusted EBITDA, page 48

1. We have considered your responses to prior comments 1 and 2. We observe that the
       adjustment for    net other expenses from managed and franchised
properties    to arrive at
       Adjusted EBITDA and Net income, adjusted for special items and the adjustment for
       "other revenues from managed and franchised properties" to arrive at Total revenues, as adjusted appear to change the pattern of recognition of revenue and expense as prescribed by GAAP, resulting in tailored non-GAAP measures. In this regard, please tell us how you considered Question 100.04 of the Non-GAAP Financial Measures Compliance
       & Disclosure Interpretations in your determination that it is appropriate to present these adjustments.
 August 20, 2024
Page 2

       Please contact Frank Knapp at 202-551-3805 or Jennifer Monick at 202-551-3295 if you
have questions regarding comments on the financial statements and related matters.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction